Exhibit

Exhibit Description

99.1	Announcement on 2010/04/20: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2010/04/23: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on 2010/04/23: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on 2010/04/28: To announce its unconsolidated operating results for the first quarter of 2010

99.5	Announcement on 2010/04/30: To announce the differences for 2009 financial statements between ROC GAAP and US GAAP

99.6	Announcement on 2010/05/03: Represent subsidiary TLC Capital Co, Ltd. To announce related materials on investment of mainland Chinese company

99.7	Announcement on 2010/05/03: The Change of Deputy Spokesperson

99.8	Announcement on 2010/05/05: UMC Board Meeting has resoluted the proposal for private placement based on future operation

99.9	Announcement on 2010/05/05: Board Resolution of supplement to causes or subjects for convening the Annual General Meeting (AGM)

99.10	Announcement on 2010/05/05: To announce related materials on acquisition of Fractions of Class A shares of UMC Japan by Squeeze-Out

99.11	Announcement on 2010/05/05: To announce related materials on acquisition of machinery and equipment

99.12	Announcement on 2010/05/07: To announce related materials on acquisition of machinery and equipment

99.13	Announcement on 2010/05/10: UMC will attend investor conferences on 2010/05/11

99.14	Announcement on 2010/05/13: To announce related materials on acquisition of machinery and equipment

99.15	Announcement on 2010/05/17: To announce related materials on acquisition of machinery and equipment

99.16	Announcement on 2010/05/19: To announce related materials on acquisition of machinery and equipment

99.17	Announcement on 2010/05/20: Celebrating UMC’s 30th Anniversary and the Opening Ceremony of Phase 3 and 4 of Fab12A in the Southern Taiwan Science Park

99.18	Announcement on 2010/05/21: To announce related materials on acquisition of machinery and equipment

99.19	Announcement on 2010/05/07: March Revenue

99.20	Announcement on 2010/05/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2010/04/15~2010/04/20
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $520,489,840NTD;total transaction price: $520,489,840NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2009/12/10~2010/04/23
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $ 751,350,045NTD;total transaction price: $ 751,350,045NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2010/04/06~2010/04/23
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $614,826,870NTD;total transaction price: $ 614,826,870NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.4

UMC announced its unconsolidated operating results for the first quarter of 2010

1.Date of the investor/press conference:2010/04/28

2.Location of the investor/press conference: 2nd Floor, Far Eastern Plaza Hotel, 201 Tunhwa South Rd., Sec. 2, Taipei

3.Financial and business related information: United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or The Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the first quarter of 2010. Revenue decreased 3.7% QoQ to NT$26.72 billion, from NT$27.75 billion in 4Q09, but increased 147% YoY, from NT$10.84 billion in 1Q09. Gross margin was 24.6%, operating margin was 12.7%, net income was NT$3.48 billion, and earnings per ordinary share were NT$0.28.Dr. Shih-Wei Sun, CEO of UMC, said, “Shipment volume for the first quarter of 2010 achieved a record high of 1,033 thousand 8-inch equivalent wafers, and capacity utilization rose to 88%. We continued to experience robust demand, with average selling price falling slightly compared to the previous quarter only because we focused more on supporting our customers’ short-term product mix to strengthen our long-term partnerships. At the same time, UMC continued to work with customers to migrate products and technologies in alignment with the high-end process capacity that is slated to become more readily available from the second quarter onwards. As UMC continues to optimize sales, capacity mix, and business composition, we anticipate revenues and profits to continue on an upward trajectory, with the share of revenue contributed by 65nm and below technologies to grow significantly. UMC optimistically anticipates continued growth momentum; meanwhile, we will closely monitor the strength of that momentum within the overall economic context, especially in the second half of the year, to ensure that we respond prudently.” Dr. Sun continued, “UMC’s internally developed high-performance 40nm logic process has demonstrated steadily higher yields for customers’ products, and our 45nm low-power process has also smoothly ramped up to mass production. Many of our high-performance and low-power 40nm customers have achieved product verification with us, and we will continue to support more customers’ design tape-outs. Our development of 28nm gate-last high-k/metal-gate (HK/MG) technology has been progressing well, with plans to achieve IP pilot capabilities at the end of 2010. Since early this year, we also began to work with customers on planning and initial development of advanced 20nm technology.” “As technologies advance, UMC will continue to invest CAPEX in augmenting high-end and specialty technology capacities each quarter to serve our customers. Our 65/55nm capacity at Fab12i in Singapore will increase substantially beginning in Q2. At Fab12A in the Tainan Science Park, we plan to pull in the timeframe of Phase 3 readiness, so that clean room related facilities and equipment installation will be completed by Q3, with production lines running in Q4. We have fully devoted our efforts to satisfying our customers’ needs and creating win-win scenarios while pursuing long-term ROE growth.” Dr. Sun emphasized, “Soon to be celebrating our 30th anniversary, UMC has always committed itself to investing in Taiwan as its base in establishing a global presence. In preparation for future expansion, we began the Tainan Science Park project to not only invest aggressively in broadening our capacity offerings, but also to establish a new training center devoted to attracting and training the industry’s top talents, further demonstrating our company’s commitment to sustainable growth.”2Q10 Guidance and Outlook: Wafer shipment growth in the high-single-digit percentage range. Capacity utilization rate in the high-90% range. Gross margin in the high-20% range.

4.Any other matters that need to be specified: None

Exhibit 99.5

To announce the differences for 2009 financial statements between ROC GAAP and US GAAP

1.Date of occurrence of the event:2010/04/30
2.Cause of occurrence: To announce the differences for 2009 financial statements between ROC GAAP and US GAAP
3.Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

(1)	Under ROC GAAP, UMC reported consolidated net income attributable to the Company of NT$3,874,028 thousand, basic earnings per share of NT$0.31 and diluted earnings per share of NT$0.30 in 2009, total assets of NT$253,638,451 thousand, total liabilities of NT$39,542,195 thousand, minority interests of NT$497,935 thousand, and stockholders’ equity attributable to the Company of NT$213,598,321 thousand as of December 31, 2009.

(2)	Under US GAAP, UMC reported consolidated net income attributable to the Company of NT$2,571,988 thousand, basic earnings per share of NT$0.21 and diluted earnings per share of NT$0.20 in 2009, total assets of NT$252,705,789 thousand, total liabilities of NT$39,465,298 thousand, noncontrolling interests of NT$487,588 thousand, and stockholders’ equity attributable to the Company of NT$212,752,903 thousand as of December 31, 2009.

(3)	The differences between ROC GAAP and US GAAP applied by the Company mainly come from treasury stock, compensation, investments in securities, pension, and inventory etc.

4.Any other matters that need to be specified: For more details, please refer to the Form 20-F we filed with the U.S. SEC.

Exhibit 99.6

Represent subsidiary TLC Capital Co, Ltd. To announce related materials on investment of mainland Chinese company
1.Date of occurrence of the event:2010/05/03
2.Method of the present increase (decrease) in investment: To indirectly invest mainland Chinese Company Jining Sunrich Solar Energy Corporation through injecting capital to Shandong Huahong Energy Invest Co., Inc
3.Transaction volume, price per unit, and total monetary amount of the transaction: Within USD$10,800,000 limitation (equivalent RMB73,530,000)
4.Company name of the invested mainland Chinese company: Direct Investment: Shandong Huahong Energy Invest CO., Inc. Indirect Investment: Jining Sunrich Solar Energy Corporation
5.Paid-in capital of said invested mainland Chinese company: Shandong Huahong Energy Invest CO., Inc.: RMB69,135,136 Jining Sunrich solar energy corporation : RMB0
6.Amount of new capital increment currently planned by said invested mainland Chinese company:
Shandong Huahong Energy Invest CO., Inc.: RMB230,864,864 Jining Sunrich solar energy corporation : RMB270,000,000
7.Main business items of said invested mainland Chinese company: Shandong Huahong Energy Invest CO., Inc. : To Invest new energy business Jining Sunrich solar energy corporation : To construct, operate, and maintain Solar power plant
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: NA
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: NA
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: NA
11.Amount of actual investment to date in said invested mainland Chinese company: US$0
12.Counterparty to the transaction and its relationship to the Company: NA
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: NA
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: NA
15.Gain (or loss) on disposal: NA
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment; None
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: To be negotiated by both sides, The Board of the Company resolved the investment.
18.Broker: None
19.Concrete purpose of the acquisition or disposal: Long-term investment
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$21,171,212
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 14.23%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 9.25%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 9.28%
25.Total amount of actual investment in the mainland China area to date:USD$6,794,256
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period:4.57%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period:2.97%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 2.98%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: Year 2008: -USD77,473 Year 2009: USD83,108
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32.Any other matters that need to be specified: None

Exhibit 99.7

The Change of Deputy Spokesperson

Date of events:2010/05/03
1.Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer):acting spokesperson
2.Date of occurrence of the change:2010/05/03
3.Name, title, and resume of the replaced person: Sandy Yen, Senior Manager of UMC
4.Name, title, and resume of the replacement: Judy Jin, Staff Administrator of UMC
5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):Retirement
6.Reason for the change: Retirement
7.Effective date:2010/05/03
8.Contact telephone number of the replacement:886-2-27006999
9.Any other matters that need to be specified: none

Exhibit 99.8

UMC Board Meeting has resoluted the proposal for private placement based on future operation
1.Date of the board of directors resolution:2010/05/05
2.Source of the private placement funds: Selected specific parties complied with Article 43-6, Securities and Exchange Act
3.Number of shares privately placed: The issued or convertible shares will be no more than 10% of total shares issued, which represents no more than 1,298,791,231 shares.
4.Par value per share:NT$10
5.Total monetary amount of the private placement: UMC AGM will authorize the Board to decide total monetary amount based on market condition and operation needs.
6.Private placement price: The private placement price shall be set by no less than 80% of average closing price from either 1, 3 or 5 days before pricing date, minus dividends, plus price discount due to capital reduction. The actual price and pricing date will be determined by the Board considering market status, environment conditions and the name of specific parties.
7.Number of shares subscribed by employees: N/A
8.Number of shares subscribed by existing shareholders: N/A
9.Rights and obligations of the new private placement shares: Besides the transfer limitation ruled by Article 43-8, , Securities and Exchange Act, the rights and obligations are the same as what of common shares.
10.Use of the funds raised in the private placement: To provide the flexibility to engage semiconductor technology cooperation or alliance with major companies, and meanwhile to supplement operating capital for future needs. However, there is no specific plan at this moment.
11.The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A
12.Possible dilution of equity, if conversion, exchange, or subscription rights are attached: No more than 10% of total share issued.
13.Any other matters that need to be specified: The issuance plan for this private placement for either common share, ADR/GDR, or CB/ECB, including price, total amount, terms and conditions, record date etc and others matters, will be determined by the Board after authorization from AGM. The Board can adjust the issuance plan based on market conditions, operation needs or indications from government authorities, if any. To proceed the issuance plan for this private placement, AGM will authorize the Chairman to represent the Company to execute and sign any documentation or agreement.

Exhibit 99.9

Board Resolution of supplement to causes or subjects for convening the Annual General Meeting (AGM)

Contents:
1.Date of the board of directors resolution:2010/05/05
2.Date for convening the shareholders’ meeting:2010/06/15
3.Location for convening the shareholders’ meeting: UMC Recreation Center in Hsinchu Science Park.
4.Cause or subjects for convening the meeting:
1)Reporting items

1.2009 business report

2.Audit Committee’s report of 2009 audited financial report

3.Acquisition or disposal of assets with related parties in 2009

4.The Issuance of the Corporate Bonds in 2009

5.The 14th treasury stock buy-back program execution

6.Amendment of the Company’s Procedure of Transfer Repurchased Shares to

Employees Phase XIII and Phase XIV.

7.Amendment of the Company’s Employee Stock Option Plan

8.The status of acquiring total share ownership of He Jian Technology (Suzhou) Co., Ltd. through merging its holding company

2)Approving items

1.To accept the Company’s 2009 business report and financial statement

2.To approve the Company’s 2009 retained earnings distribution.

3)Discussion items

1.To amend the Company’s “Financial Derivatives Transaction Procedure”

2.To amend the Company’s “Acquisition or Disposal of Assets Procedure”

3.To release the Director from non-competition restrictions

4.To amend the Company’s “Loan Procedure”

5.To amend the Company’s “Endorsements and Guarantees Procedure”

6.To propose the issuance plan of private placement for common share,

ADR/GDR or CB/ECB, including Secured or Unsecured Corporate Bonds

5.Book closure starting date:2010/04/17
6.Book closure ending date:2010/06/15
7.Any other matters that need to be specified: None

Exhibit 99.10

To announce related materials on acquisition of Fractions of Class A shares of UMC Japan by Squeeze-Out

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Fractions of Class A shares of UMC Japan
2.Date of occurrence of the event:2010/05/05
3.Volume, unit price, and total monetary amount of the transaction: Trading volume: 1.591 shares; Average unit price: $1,248,625,000 JPY; Total amount: Less than $1,987 million JPY
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): The fraction holders of the UMCJ Class A shares.
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One-time payment less than $1,987 million JPY during the Squeeze-Out period; None.
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: Squeeze-Out the fractions of Class A shares under the Japanese Companies Act ; The reference basis for the decision on price: The last public purchasing price for common share; The decision-making department: The Chairman & President Office.
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Amount: Less than $22,981 million JPY; Percentage of holdings: UMC and its subsidiary will hold 100% after the Squeeze-Out
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: Ratio of total assets: 23.38%; Ratio of shareholder’s equity: 27.76%; The operational capital as shown in the most recent financial statement: $49,599,324 thousands NTD.
13.Broker and broker’s fee: N/A
14.Concrete purpose or use of the acquisition or disposition: UMC views the Tender Offer, and the subsequent reorganization and structuring, as beneficial to enhance the speed of and realize further efficiency of UMC Group management, maximizing overall corporate value and competitiveness for the UMC Group and its customers, thus eventually increasing shareholders’ equity.
15.Net worth per share of company underlying securities acquired or disposed of: JPY28244.93
16.Do the directors have any objection to the present transaction?: No
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:No
18.Any other matters that need to be specified: None

Exhibit 99.11

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event:2009/10/21~2010/05/04
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume:one batch;average unit price:$624,920,636 NTD; total transaction price:$624,920,636 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Nikon Precision Taiwan Ltd; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.12

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event:2010/04/24~2010/05/07
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$575,325,388 NTD; total transaction price:$575,325,388 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.13

UMC will attend investor conferences on 2010/05/11

1.Date of the investor/press conference:2010/05/11
2.Location of the investor/press conference: Singapore
3.Financial and business related information: The Company will attend the Access Asia Conference held by Deutsche Bank from 2010/05/11 to 2010/05/12 in Singapore.
4.Any other matters that need to be specified: Please refer to MOPS or Company website for more information.

Exhibit 99.14

To announce related materials on acquisition of machinery and equipment
1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event:2010/05/11~2010/05/13
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume:one batch;average unit price:$504,551,300 NTD; total transaction price:$504,551,300 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.15

To announce related materials on acquisition of machinery and equipment
Date of events:2010/05/17
Contents:
1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event:2010/04/09~2010/05/17
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume:one batch; average unit price:$531,028,500NTD; total transaction price:$531,028,500NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Novellus Systems International; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.16

To announce related materials on acquisition of machinery and equipment
Date of events:2010/05/19
Contents:
1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2.Date of the occurrence of the event:2009/09/02~2010/05/19
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$526,878,400 NTD; total transaction price:$526,878,400 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): PSK INC. ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price? Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.17

Celebrating UMC’s 30th Anniversary and the Opening Ceremony of Phase 3 and 4 of Fab12A in the Southern Taiwan Science Park

1.Date of occurrence of the event:2010/05/20
2.Company name: United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or “affiliate company”): Head office
4.Reciprocal shareholding ratios: N/A
5.Cause of occurrence: United Microelectronics Corporation today announced the celebration of its 30th anniversary. UMC was founded in May 1980 as Taiwan’s first semiconductor company. Over 30 years, UMC transformed from an integrated device manufacturer (IDM) to become a world leading semiconductor foundry dedicated to providing Customer-Driven Foundry Solutions to its global customers. The foundry is credited with inventing various operational breakthroughs that have become industry standards, such as the four-shift-two-round work system; advocated the innovative vertical disintegration model; and was first to implement the employee share bonus system. UMC continually dedicates itself to developing professional talent in IC design, manufacturing, packaging, mask, and testing, contributing to the flourishing supply chain that constitutes Taiwan’s semiconductor industry today. The story of UMC’s robust 30-year growth can be said to be the same story as the development of Taiwan’s semiconductor industry. Since UMC’s first 4-inch fab began operations 30 years ago, UMC’s technology development and manufacturing have been on par with the global semiconductor industry as a whole. From the company’s tough early days, UMC has prospered under the wise and innovative leadership of Chairmans Robert Tsao and John Hsuan. Over the years, UMC built 6-inch, 8-inch, and now 12-inch fabs, and independently developed technology from the earliest 7 microns to the latest 28 nanometers. UMC Chairman Stan Hung stated, “Currently, UMC has a total of 10 fabs continuously operating around the world, in Hsinchu, Tainan, Japan, and Singapore. In the earliest days from 30 years ago, UMC started with the manufacture of electronic watch ICs; now, we offer the most advanced 40nm volume production technologies. With our 10 fabs around the world providing global customers with the most comprehensive foundry solutions covering computing, consumer, and communications applications, UMC fully demonstrates superior technology capabilities and manufacturing excellence. Moreover, we have also dedicated ourselves to the highest environmental standards and invested deeply in green technologies and industries in hopes of providing the greatest return to our shareholders.” Since the debut of UMC’s first 12-inch fab—Fab 12A—in the Southern Taiwan Science Park in November 1999, UMC has operated in the Southern Taiwan Science Park for over 10 years. In 2004 UMC moved its R&D headquarters to Tainan and built it next to our 12-inch fab to enable close collaboration between advanced technology development and the subsequent manufacturing so as to accelerate ramp-up to volume production. Tainan is currently home to 2,600 employees, 500 of which are R&D engineers. Fab12A began production in 2001 and has now ramped up to 45/40nm volume production. Independent technology development has reached the leading-edge 28nm using gate-last High-K/Metal Gate technology, with current plans to achieve silicon IP pilot capabilities by end of 2010. Early this year, UMC also began working with customers on planning and initial development of advanced 20nm technology. In response to increasing demands from customers for advanced process capacity, UMC has built Phases 3 and 4 next to the original Phases 1 and 2 fab areas, underscoring UMC’s deep commitment to investing in southern Taiwan.Dr. Shih-Wei Sun, CEO of UMC, said, “On the day we celebrate our 30th anniversary, we also simultaneously kick-off Fab12A’s Phases 3 and 4 in the Southern Taiwan Science Park. At the fab, we are now setting up the cleanroom facilities and installing the industry’s most advanced automation and manufacturing systems. Upon completion, Fab12A’s annual capacity is estimated to reach one million 12-inch wafers. In conjunction with this capacity expansion, on March 5th we opened the doors to our brand new training and development center in Tainan and plan to recruit and train 1,000 employees this year.” From expansive capital expenditures to deep investments in professional talent and intellectual property, UMC has continually expanded the scale of its investment in the Southern Taiwan Science Park. Beyond a commitment to continue expanding advanced process capacity and developing advanced technology, UMC demonstrates the fruits of its dedication to southern Taiwan over the past ten years and shall continue to cultivate and stimulate economic development and job creation in southern Taiwan—realizing its strategy to “invest in Taiwan as a base in establishing a global presence” and drawing a solid blueprint for sustainable operations.
6.Countermeasures: None
7.Any other matters that need to be specified: None

Exhibit 99.18

To announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2010/05/13~2010/05/21
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:Transaction volume:one batch;average unit price: $ 664,503,840NTD;total transaction price: $664,503,840NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:transaction:price negotiation; the reference basis for the decision on price:market price. The decision-making department:the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount:Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?:Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:Not applicable
16.Concrete purpose or use of the acquisition or disposition:To produce integrated circuits
17.Do the directors have any objection to the present transaction?:No
18.Any other matters that need to be specified:None

Exhibit 99.19

United Microelectronics Corporation
May 7, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2010.

1)	Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%
April	Invoice amount	7,087,462	5,239,580	1,847,882	35.27%
2010	Invoice amount	26,127,255	14,165,205	11,962,050	84.45%
April	Net sales	9,319,288	6,877,372	2,441,916	35.51%
2010	Net sales	36,034,517	17,715,508	18,319,009	103.41%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	25,975,825
UMC’s subsidiaries	0	0	0

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	51,951,649
UMC’s subsidiaries	0	0	0
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	5,114,940	7,500,000
Fair Value	(3,353)	88,575
Net Profit from Fair Value	(78,718)	165
Written-off Trading Contracts	34,280,643	7,500,000
Realized profit (loss)	191,142	0

b Trading purpose : NT$
thousand
UMC’s subsidiaries
Financial instruments	ECB Investment - Embedded derivatives
Deposit Paid	0
Royalty Income (Paid)	0
Unwritten-off Trading Contracts	50,000
Fair Value	36,267
Net Profit from Fair Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.20

United Microelectronics Corporation
For the month of April, 2010

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of March 31, 2010	Number of shares held as of April30, 2010	Changes

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	March 31, 2010	April 30, 2010	Changes